FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 10th, 2005

Commission File Number [            ]

Telefónica Móviles, S.A.

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc.

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐        No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles completes the acquisition of BellSouth Chile.

NOTICE OF SIGNIFICANT EVENT

TELEFÓNICA MÓVILES, S.A.

Madrid, January 10th 2005

In compliance with article 82 of Spanish Securities Market Law 24/1988, and related provisions, and in order to make it public as the notification of a Significant Event, we hereby inform you that on January 7th, Telefónica Móviles, S.A., after obtaining the necessary permission from the respective authorities, has completed the acquisition of BellSouth Chile.

This acquisition marks the close of the third stage of acquisitions in the agreement reached between the Telefónica Group and BellSouth, after the acquisition of 100% of Bellsouth’s operators in Ecuador, Panama and Guatemala last October 14th and the acquisition of Bellsouth’s operators in Colombia, Nicaragua, Uruguay and Venezuela last October 28th. Telefónica Móviles expects to complete the remaining acquisition (Argentina) during January.

Telefónica Móviles has acquired the Chilean operator for an enterprise value of 531,8 million dollars, after receiving the regulatory approval from the relevant authorities in this country.

We attach to this official statement press release announced to the media.

Hence, it is hereby requested that this statement be accepted on this day, January 10th 2005.

D. Antonio Hornedo Muguiro.

General Counsel

Telefónica Móviles, S.A.

TELEFÓNICA MÓVILES COMPLETES THE ACQUISITION OF BELLSOUTH CHILE

•	As a result of this operation, which has an enterprise value of 532 million dollars, Telefónica Móviles has acquired (for a cumulative enterprise value of 4,862 million dollars) nine of the ten mobile telephony operators included in the agreement reached by Telefónica Group and BellSouth, which included a maximum enterprise value of 5,850 million dollars.

•	“This acquisition marks a new step in the Telefónica Group’s commitment to Chile. Our objective is for the union of Telefónica Móvil and BellSouth to create a benchmark telecommunications company in Latin America”, said Antonio Viana-Baptista, Chairman and CEO of Telefónica Móviles.

•	The merger of Telefónica Móvil and BellSouth Chile will result in a company with approximately 4.7 million customers at the close of 2004. Its leadership of the Chilean market and the experience and leadership of Telefónica Móviles, the second largest mobile telephony multinational in the world, will mean that customers will have access to the most advanced international-standard products.

Madrid, 7 January 2005.- Telefónica Móviles, the company in charge of managing all Telefónica Group’s cellular assets, has completed the acquisition of 100% of BellSouth Comunicaciones (BellSouth Chile) for an enterprise value of 532 million dollars. The transaction took place once the necessary permission had been received from the Chilean authorities.

This transaction forms part of the agreement reached between the Telefónica Group and BellSouth on last 5 March whereby Telefónica Móviles is to acquire all BellSouth’s cellular assets in Latin America, which comprised some 13.1 million customers in 10 countries at the end of the third quarter of 2004.

Telefónica Móviles has already completed the acquisition of nine of the ten operators (in Venezuela, Colombia, Chile, Ecuador, Panama, Peru, Guatemala, Uruguay and Nicaragua), and expects to complete the only remaining acquisition (in Argentina) during January.

“This acquisition makes another step in the Telefónica Group’s commitment to Chile. Our objective is for the union of Telefónica Móvil and BellSouth to create a benchmark telecommunications company in Latin America. To achieve this, we are combining the renowned prestige and professional skills of these companies’ management with Telefónica Móviles’ global leadership in adding the most innovative mobile telephony solutions to its subsidiaries’ offerings”, said Antonio Viana-Baptista, Chairman and CEO of Telefónica Móviles.

The operator acquired

BellSouth Chile ended 2004 with 1.43 million customers. By adding its operations to those of Telefónica Móvil, Telefónica Móviles’ current operator in Chile, Grupo Telefónica Móviles will have around 4.7 million customers at the end of 2004, making it Chilean market leader. As a result, Telefónica Móviles Group is in an excellent position to capture a significant part of the strong growth potential of mobile telephony in Chile.

Telefónica Móviles Group assumes management of BellSouth Chile as from today. The latter company will maintain (as will Telefónica Móvil) its brand names and commercial systems for the time being until their commercial platforms are integrated into those of the Telefónica Móviles Group.

Oliver Flögel is the CEO of the Telefónica Móviles’ operations in Chile.

The current customers of BellSouth Chile and Telefónica Móvil will be able to continue to enjoy their current benefits, telephone number, prices plan and commercial conditions unchanged.

The union of Telefónica Móvil and BellSouth Chile will exploit the best of both companies, resulting in an operator that will actively collaborate in the development of the country’s mobile communications. In this way, customers will enjoy the most developed international-standard products, thanks to the experience and leadership of Telefónica Móviles, the largest mobile telephony group in Chile and Latin America and the second-largest mobile telephony multinational in the world.

The global agreement with BellSouth

Under the global agreement reached by Telefónica Group for Telefónica Móviles to acquire BellSouth’s 10 Latin American cellular operators, the transaction values 100% of the companies (firm value) at 5,850 million dollars, to be financed with Telefónica Móviles’ cash flow and debt.

The transaction makes Telefónica Móviles the world’s second biggest multinational cellular player, with close to 72 million managed customers (figures at the end of the third quarter of 2004) and the largest player in Latin America, with over 50.6 million managed customers. In addition, it is the only mobile telephony company operating in all the region’s key markets, which together have over 421 million inhabitants. This leaves the company well positioned to leverage the strong growth potential of the LatAm market.

Telefónica Móviles

Telefónica Móviles manages all the Telefónica Group’s cellular assets in the world. It is one of the world’s largest mobile telephony operators and leader in the Spanish- and Portuguese-speaking markets. It has operations on three continents and a managed customer base of over 72 million (at the end of the third quarter of 2004) including those of BellSouth’s Latin American operators, whose acquisition was agreed in March this year. In 2003 Telefónica Móviles reported 10,070 million euros of operating revenues (+10.2%), EBITDA of 4,463 million euros (+19.5%) and net profit of 1,608 million euros. Telefónica Móviles is a founding member of the European mobile operators’ alliance, FreeMove.

Telefónica Móviles’ shares are traded on the Spanish and New York Stock Exchanges with the ticker TEM. For more information visit our website: www.telefonicamoviles.com

Telefónica Group

Telefónica Group is one of the world’s leading telecommunications companies. Telefónica is the leading operator in the Spanish and Portuguese speaking markets and the fourth biggest operator in the world in terms of market capitalisation. Its activities are centered mainly on the fixed and mobile telephony businesses with broadband as the key tool for the development of both of these. The company has a significant presence in 16 countries and has operations in approximately 40. Telefonica has a strong presence in Latin America, where the company operates in eight countries, where its strategy is clearly growth oriented. Its customer base amounts to more than 115 million clients worldwide.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A.

Date: January 10th, 2005	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel